October 16, 2017

Michael Foland

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

RE:	New Leap, Inc. Registration Statement on Form S-1 Filed August 8, 2017 File No. 333-219776

 Dear Mr. Foland,

New Leap, Inc. is pleased to respond to the comment made over the phone by the staff of the United States Securities and Exchange Commission (“Commission”), Division of Corporation Finance (the “Staff”), on October 13, 2017. Our response to the Staff’s comment is as follows:

Certain Relationships and Related Transactions, page 33

1.	Item 404 of Regulation S-K shall cover all transactions with related persons up to the date of the most recent amendment to the registration statement. Please revise the disclosure accordingly.

Response: The disclosure has been revised in accordance with the Staff’s comment.

* * * * *

We acknowledge that:

We are responsible for the adequacy and accuracy of the disclosure in the Amended S-1;

Staff comments or changes to disclosure in response to Staff comments do not foreclose the commission from taking any action with respect to the Amended S-1; and

We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses. You may contact Lior Ostashinsky, Legal Counsel, at + (972) 50-5485348 or Itzhak Ostashinsky, President and Chief Executive Officer, at + (972) 50-7844477 if you have questions or need additional information.

Sincerely,

New Leap, Inc.

By:	/s/ Itzhak Ostashinsky
Itzhak Ostashinsky
President & CEO